Michael A. Brown	March 30, 2021	Email mbrown@fenwick.com Direct Dial +1 (415) 875-2432

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Rocha
Dietrich King
J. Nolan McWilliams
Sonia Bednarowski
John Spitz
Michael Volley

Re:	Coinbase Global, Inc. Registration Statement on Form S-1 File No. 333-253482
Ladies and Gentlemen:
On behalf of Coinbase Global, Inc. (the “Company”), we are submitting this letter to confirm to the staff of the U.S. Securities and Exchange Commission that the Company will endeavor, and it is our understanding that the financial advisors and any affiliated persons each will endeavor, to conduct its and their activities in connection with the public offering being conducted pursuant to the above-captioned Registration Statement on Form S-1 in compliance with Regulation M (to the extent that Regulation M applies to such activities).
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 434-5401, or, in his absence, Ran Ben-Tzur at (310) 434-5403.
* * *

Sincerely,

By:	/s/ Michael A. Brown
Michael A. Brown
Partner
FENWICK & WEST LLP

cc:	Brian Armstrong, Chief Executive Officer
Alesia J. Haas, Chief Financial Officer
Paul Grewal, Esq.
Juan Suarez, Esq.
Doug Sharp, Esq.
Coinbase Global, Inc.

Mark Stevens, Esq.
Ran Ben-Tzur, Esq.
Faisal Rashid, Esq.
Jennifer Hitchcock, Esq.
Fenwick & West LLP